Delaying Amendment
Edgar tag DEL AM
Powered Corporation
2925 Briarpark Dr, Suite 930
Houston, Texas 77042

From the desk of:
Joel Seidner
Chief Legal Officer of
Powered Corporation

To:           Peggy Kem and H. Christopher Owings, Assistant Director, Securities and Exchange Commission

With copy to:	Joel Seidner, Chief Legal Officer of Powered Corporation
880 Tully Road #50, Houston, Texas 77079
voice: (281) 493-1311 fax: (281) 667-3292

July 17, 2007

Ref:	Powered Corporation
Form S-1
SEC File number 333-144576
Filing date: July 13, 2007

Dear H. Christopher Owings,

Delaying Amendment

My name is Joel Seidner, Esq.  I am the Chief Legal Officer of Powered Corporation (the “Registrant”).  I am the Registrant’s authorized signatory for this delaying amendment.

By this letter the Registrant hereby files the following delaying amendment for its Form S-1 having SEC File number 333-144576 that was filed on July 13, 2007, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

Thank you.

/s/ Joel Seidner, Esq.
Joel Seidner
Chief Legal Officer of Powered Corporation